SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA

Whereas:

1.                            Under Law no. 28/2009 of 19 June 2009 (“Law on Remunerations”), the management body or the remuneration committee, when there is one, of companies with securities admitted to trading on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting;

2.                            In its turn, CMVM Recommendation II.3.3. of the Corporate Governance Code approved by the Portuguese Securities Market Commission in 2013 (“CMVM Recommendations”) and Recommendation V.2.2. of the Corporate Governance Code approved by the Portuguese Institute of Corporate Governance (“Instituto Português de Corporate Governance”) in 2014 (“IPCG Recommendations”) recommend the submission of a statement on the remuneration policy of the management and supervisory bodies to the Annual General Meeting of Shareholders for its consideration, together with a set of additional elements;

3.                            As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of PT SGPS is responsible for providing and presenting its opinion to the Compensation Committee on the annual statement on the remuneration policy;

4.                            The current statement was prepared by the Compensation Committee elected at the General Meeting of Shareholders held on 27 April 2012 and describes the remuneration policy of the members of PT SGPS’ corporate bodies applicable to the 2012-2014 term of office.

Pursuant to the Law on Remunerations, CMVM Recommendation II.3.3. and IPCG Recommendation V.2.2. , the Compensation Committee of PT SGPS hereby submits to the approval of the Annual General Meeting of Shareholders the following statement on the remuneration policy of the management and supervisory bodies applicable to the 2012-2014 term of office, which includes the following models drawn up and implemented in line with the best national and international practices:

I.                              Remuneration policy of non-executive Directors, including the members of the Audit Committee:

The compensation of non-executive members of the Board of Directors, including the members of the Audit Committee, is determined on the basis of a fixed model of an annual compensation established by the Compensation Committee (to be paid 14 times/year), without attendance tickets. Such compensation is aligned with the average compensation earned by non-executive directors of PSI-20 companies, according to the benchmarking study prepared by an independent entity and taken into consideration by the Compensation Committee.

This fixed compensation takes into account the fact that some Directors also perform functions in certain delegated internal committees assisting the Board of Directors in its supervisory functions, as well as the performance of own powers not subject to delegation. In particular, the members who are part of one or more internal committees receive supplements concerning the remuneration of a non-executive Member of Board of Directors.

Accordingly, this fixed remuneration considers the performance of functions as a member of the supervisory body, in particular, as Chairman or as financial expert Member of the Audit Committee, taking into consideration that the discharge of functions in this corporate body implies the compliance with both the Portuguese rules and the mandatory rules applicable to the Company as foreign private issuer with securities admitted to trading in the New York Stock Exchange (“NYSE”), notably those set forth in the Sarbanes-Oxley Act and the regulations of the Securities and Exchange Commission and of the NYSE.

In 2014, and according to the remuneration policy approved for the pending term of office, the fixed remunerations to be paid to non-executive Directors will correspond to the amount of remuneration determined for 2013 and identified, in aggregated and individual form, in Chapter IV of the Annual Corporate Governance Report of PT SGPS concerning 2013.

During the time-period of the term of office in which the duties of Chairman of the Executive Committee were not performed by the Chairman of the Board of Directors of PT SGPS, the remuneration of the latter corresponded to an annual fixed amount indexed to the annual fixed remuneration of the Chief Executive Officer and did not include a variable component. This fact did not preclude, however, the capacity recognised to the Evaluation Committee of the Board of Directors to propose to the Compensation Committee the granting of a special bonus to the Chairman of the Board of Directors at the end of the term of office, taking into account the performance evaluation of his functions (notably as regards his by-law powers), without being subject, however, to the performance of the Company. By virtue of the cumulating of executive functions occurred in the meantime, the Chairman of the Board of Directors and of the Executive Committee came to benefit from the remuneration policy of the executive Directors currently in force.

In this way, in line with CMVM Recommendation III.2., although this remuneration policy is drawn up in view of allowing an alignment with the Company’s interests and a remuneration level promoting a suitable performance, no variable remuneration is foreseen for the non-executive members of the management body nor for the members of the supervisory body. Hence, it is intended that none of the non-executive Directors shall have any portion of their remuneration dependent on the compliance with pre-determined objectives, in order to prevent that their independence towards the executive management be affected.

II.                         Remuneration policy of executive Directors:

The remuneration of executive Directors takes into account the short- and medium-term performance of PT SGPS, as well as referential examples from comparable companies in the sector in Europe. The amounts earned by the members of the Executive Committee under this policy remunerate their function performance in PT SGPS and in its 100% held subsidiaries during each financial year.

The remuneration of executive Directors is composed of a fixed portion and a variable portion as described hereinafter.

a.                            Fixed remuneration

The value of the fixed remuneration of executive Directors for the 2012-2014 term of office was determined taking into account a benchmarking study prepared in 2012 extended to listed companies in the main financial centres. Such study considered companies integrating the PSI-20 and also companies integrating the IBEX 35; CAC40 and DJ Eurostoxx 50, apart from European companies comparable to PT SGPS.

In 2014, and according to the remuneration policy approved for the pending term of office, the fixed remunerations to be paid to executive Directors will correspond to the amount of remuneration determined for 2013 and identified, in aggregated and individual form, in Chapter IV of the Annual Corporate Governance Report of PT SGPS concerning 2013.

b.                            Variable remuneration

In determining the variable component of executive members of the Board of Directors for the 2012-2014 term of office it was further taken into consideration that, during the 2011 financial year, the remuneration policy in force up to that time had been changed in order to include the modifications that had occurred at law and regulation and recommendation levels, and it was decided that such changes needed to remain.

Within the context of such changes, it was decided that the variable remuneration model (the components of which were referred to, as from 2011, as annual variable remuneration and medium-term variable remuneration) should be simplified by establishing, starting from 2012, a single variable remuneration allocated each year while maintaining the verification of the Company’s sustainability levels implied in the option to defer the payment of 50% of the variable remuneration for a three-year period, subject to a positive performance by the Company under pre-defined conditions. In this way, a link was kept between the variable remuneration and the pursuance of medium and long-term goals of the Company in accordance with the best practices at national and international levels.

The variable remuneration of executive Directors is dependent on the pursuing of the pre-determined goals, and it may amount up to 160% of the fixed remuneration (50% of which is to be deferred for a three-year period as described hereinafter) in the event of a 100% pre-determined goal achievement, in line with the values established under the remuneration policy of the previous term of office.

The variable remuneration policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between executive Directors’ interests and the Company’s interests, in accordance with CMVM Recommendations III. to III.4. and IPCG Recommendations V.3.1. and V.3.2.:

•                      Pursuing and achieving goals through the quality, work capacity, dedication and business know-how;

•                      A PT SGPS’ incentive and compensation policy allowing to capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•                      Implementing a professionalised management approach based upon the definition and control of the pursuance of ambitious (although achievable) and measurable goals on a short- and medium-long-term basis, thus considering the evolution on the performance of the Company and of the Group;

•                      Developing a market-oriented culture in line with its best practices, measured to the extent possible by a comparison of the Company’s performance towards its goals vis-à-vis a benchmarking of its (national and international) reference market;

•                      Pursuing a high standard in the Company’s management, through a set of entrepreneurial reference practices allowing the Company’s business sustainability. For this purpose, a management philosophy with economic, environmental and social dimensions is being implemented.

Currently, there is neither share allotment nor stock option plans in force in the Company.

The assessment of the performance of the Group’s executive Directors was indexed to the achievement of goals at Group level.

The variable remuneration to be allocated for the performance of the year is determined by a percentage of the annual fixed remuneration calculated on the basis of a weighted average of the level of achievement of a set of indicators connected to the performance and sustainability of the Company, provided that at least 85% of the goals established for each such indicator must be achieved.

The performance evaluation is made taking into account the evolution of the following indicators:

•                      The total shareholder return (TSR), considered as such the return generated by the PT share, including not only the trading price variation but also any payments made (dividend);

•                      The global earnings of the PT Group;

•                      The overall EBITDA — CAPEX of the PT Group;

•                      PT’s sustainability index (using the Dow Jones Sustainability Index methodology); and

•                      The achievement of the strategic goals at national and international levels.

In each year of the current term of office, only 50% of the variable remuneration determined in the relevant year will be paid in cash by the Company, and the payment of the remaining 50% will be deferred for a three-year period. The payment of such variable remuneration to each member of the Executive Committee will be subject to the condition of the Company’s positive performance — deemed as such by the Evaluation Committee — during the deferment period not being confirmedly affected as a direct result of the conduct of the Director concerned. In verifying the Company’s positive performance during the relevant period, the Evaluation Committee shall take into account any indicators as eventually defined, the financial sustainability, the economic context of the Company, as well as of the sector where it is inserted, apart from exceptional factors out of the management’s control that might affect the performance of the Company.

The Company’s performance indicators to be considered for these purposes are as follows:

•                      Cash flow generation along the period in question as measured by the EBIDTA-Capex metrical scanning must be positive;

•                      The net worth for the n+3 financial year, any extraordinary movements occurred after the end of the n financial year excluded, upon deduction, for each financial year, of a sum corresponding to a 40% pay-out over the net profit stricken in the consolidated accounts for each financial year of the deferment period (regardless of the actual pay-out) must exceed the net worth stricken at the end of the n financial year.

The following, inter alia, are deemed extraordinary movements in the period between the n financial year and n+3 financial year: any proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividend or any other form of shareholder remuneration, annual pay-out other than 40% of the consolidated result for the relevant year or other movements that while affecting the net worth do not result from Company operational results (including actuarial profits and losses and capital conversion adjustments).

The net worth for the n+3 financial year should be stricken on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

In the event the executive Director terminates his office, for any reason whatsoever, the payment of the variable remuneration amounts determined and deferred will be made at the time of termination of the management relationship, provided that the Company’s positive performance — deemed as such by the Evaluation Committee under the terms above mentioned — up to such time is not confirmedly affected as a direct result of the conduct of the Director concerned.

After the determination of the variable remuneration according to such methodology, the Compensation Committee may increase or reduce in no more than 10% the variable remuneration of the CEO and the members of the Executive Committee, upon proposal by the Chairman of the Board of Directors and the Evaluation Committee.

In any case, and even if the level of pursuance of pre-determined goals exceeds 100%, the potential maximum amount of the variable remuneration will not exceed in over 12.5% the variable remuneration corresponding to 100% goal pursuance added by the said grossing up.

c.                             Alignment of Directors’ interests with Company’s interests

As results from all the above, the variable remuneration of PT SGPS’ executive Directors is subject to their performance, as well as to the sustainability and ability to achieve certain  strategic goals of the Group.

The current remuneration policy further allows, as confirmed on the above mentioned benchmarking study, for a reasonable overall balance between the fixed and variable components and the deferment of a significant portion of the variable remuneration, as its payment is subject to not affecting the Company’s positive performance throughout that period as described above.

Thus being envisaged to contribute to: (i) optimise the long-term performance and discourage excessive risk undertaking; (ii) pursue the Group’s strategic goals and compliance with the rules applicable to its business; and (iii) align management interests with the Company’s and its Shareholders’ interests.

Also for the purpose of strengthening the component of the performance evaluation of the Directors, unless otherwise agreed or resolved by the Compensation Committee, the Company and its Directors should act in accordance with the following principles:

1)                           The Directors shall not enter into agreements either with the Company or with any third party that might result in mitigating the risk inherent to the variability of their remuneration as fixed by the Company;

2)                           An unsuitable performance may affect the level of compliance with the above mentioned goals, and consequently the variable remuneration in terms of individual and joint evaluation;

3)                           In the event of removal or agreed termination of the management relationship, no compensation will be paid to the Directors if the same is confirmedly due to their unsuitable performance.

d.                            Payments related to removal or agreed termination of director functions

The Company has no defined general policy on payments related to removal or agreed termination of director functions. However, on a case-by-case basis, taking into account the circumstances of each termination, the Company has fixed the compensation amounts due to the directors leaving their office as per information disclosed on the Corporate Governance Report.

III. Remuneration policy of the Chartered Accountant:

The Company’s Chartered Accountant is remunerated in accordance with the usual remuneration practices and conditions for similar services, receiving in 2014 a remuneration in line with the amount detailed in Chapter V of the Annual Corporate Governance Report of PT SGPS concerning 2013, further to its services’ agreement and the proposal of the Company’s Audit Committee.

Lisbon, 9 April 2014

The Compensation Committee of PT SGPS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.